Exhibit 7.01
The Burton Partnership, Limited Partnership
The Burton Partnership (QP), Limited Partnership
614 W. Bay Street, Suite 200
Tampa, FL 33606
February 28, 2007
Charles H. Heist, III
1511 N. Westshore Boulevard
Suite 900
Tampa, Florida 33607
Dear Trip:
     This letter confirms our agreement regarding certain expenses incurred by AACH, Inc. (“AACH”) or any of us or our respective affiliates in connection with our current efforts to acquire all of the outstanding shares of common stock of Ablest Inc. (the “Potential Transaction”).
     1. Expenses. The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership (collectively, the “Partnerships”), on the one hand, and Charles H. Heist, III (“Heist”), on the other, will be responsible for the payment of 25.2% and 74.8%, respectively, of all reasonable fees, costs and disbursements (collectively, the “Expenses”) incurred by or on behalf of the Partnerships, Heist or AACH or their affiliates in connection with the Potential Transaction (whether incurred prior to or after the date hereof), which the Partnerships and Heist each approve in advance. Approved Expenses include, without limitation, (a) legal fees incurred by our counsel, Hill, Ward & Henderson, P.A., and (b) commitment fees for financing paid to Manufacturers and Traders Trust Company in an amount not to exceed $50,000. Each party shall satisfy any liability to the other party under this Section 1 upon the earlier of (i) the consummation of the Potential Transaction or (ii) the request of the other party.
     2. Payment of Expenses. The Partnerships or Heist, after receiving the other party’s prior approval, will pay the Expenses from time to time as such Expenses become due. Each party making a payment pursuant to this Section 2 shall be entitled to receive from the other party (a) reimbursement of such payment in accordance with the percentage set forth in Section 1 and (b) interest accruing at five percent (5%) per annum on the amount set forth in Section 2(a) from the date the amount was advanced until it is repaid.
     3. Miscellaneous.
          (a) Complete Agreement. This letter agreement shall constitute the complete agreement and understanding between the parties hereto, and shall supersede all prior agreements related in any way to the subject matter hereof.

          (b) Counterparts; Assignment. This letter agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party but all of which together shall constitute one agreement. This letter agreement may not be assigned by either party hereto without the consent of the other party hereto, which consent may be withheld in such other party’s sole discretion.
          (c) Amendment. This letter agreement may be amended and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the mutual written consent of each of the parties hereto.
          (d) Governing Law. This letter agreement shall be governed by and construed under the laws of the State of Florida.
[Signature Pages Follow]

Very truly yours,
THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
By:	/s/ Donald W. Burton
	Name:	Donald W. Burton
	Title:	General Partner

THE BURTON PARTNERSHIP (QP), LIMITED PARTNERSHIP
By:	/s/ Donald W. Burton
	Name:	Donald W. Burton
	Title:	General Partner

AGREED AND ACCEPTED:

/s/ Charles H. Heist, III
CHARLES H. HEIST, III